December 12, 2013
WILLIAM L. HUGHES	EMAIL WHUGHES@FENWICK.COM
Direct Dial (415) 875-2479

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director Johnny Gharib Bryan J. Pitko

Re:	Acucela Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted October 4, 2013 CIK No. 0001400482

Ladies and Gentlemen:

On behalf of Acucela Inc. (the “Company” or “Acucela”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s draft registration statement on Form S-1 (CIK No. 0001400482), which was initially submitted by the Company on a confidential basis to the Commission on May 23, 2013 and was amended on July 5, 2013, August 7, 2013, September 18, 2013, October 4, 2013 and November 7, 2013 (the “Registration Statement”). The purpose of this letter is to notify the Staff of the price range that will be included on the cover page of the Company’s preliminary prospectus and to provide the Staff with supplemental responses to the first bullet of prior comment 1 and prior comment 2 received by letter dated October 1, 2013, which are recited below in bold italics.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

1.    As a continuing reminder to comment two, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and continue to present the following comments. We may have further comments in this regard when the amendment containing that information is filed.

United States Securities and Exchange Commission

December 12, 2013

•

Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response

The Company supplementally advises the Staff that the proposed IPO price range is $[A1] per share to $[A2] per share (the “IPO price range”). The Company intends to update the Registration Statement to reflect the IPO price range in the first amendment (the “First Amendment”) to the Registration Statement following its initial filing with the Commission. As disclosed in the Registration Statement, the deemed fair value of the shares of Acucela common stock underlying options granted in 2013 were $10.33 per share for the February grants and $22.69 per share for the May grants. In determining the fair value of Acucela’s common stock, the board of directors of the Company considered valuation reports, and other qualitative and quantitative factors that they considered relevant, as discussed on pages 42 through 46 of the Registration Statement. The Company believes that the increase in fair value from $10.33 to the midpoint of the IPO price range was supported by the acceleration in the commercialization timelines and the corresponding acceleration of the revenue assumptions used in the Company’s valuation, as previously disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company believes that the decrease from $22.69 to the midpoint of the IPO price range represents a typical discount for offerings conducted in the Japanese market.

The Company respectfully submits that the discount of the deemed fair vale of $10.33 per share ($12.40 per share without the lack of marketability discount) to the IPO price range is reasonable due to: (i) the time value of money taking into account the expected timing of the initial public offering and potential delays in that timing; (ii) the uncertainty of a successful conclusion to the initial public offering; (iii) the possibility that the actual offering price could be lower than the IPO price range determined by the board of directors of the Company; and (iv) the 180-day lock-up period to which the shares underlying stock options will be subject after the IPO.

In light of the foregoing, the Company respectfully submits that the requested discussion would not provide meaningful information to potential investors.

The information identified as [A1] and [A2] in the Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Notes To Condensed Financial Statements (unaudited)

Note 6. Equity Transactions

CEO Equity Agreement, page F-36

2.    As previously stated please discuss, in your filing containing the IPO price range, how you considered the IPO price in determining the stock compensation recorded for shares issued in 2013 to Dr. Kubota.

United States Securities and Exchange Commission

December 12, 2013

Response

The IPO price range was not considered in determining the stock compensation to be recorded for shares issued to Dr. Kubota, as noted in the Company’s response to the same comment in its letter to the Staff, dated August 7, 2013. In light of the Staff’s comment, Acucela has considered the IPO price range with respect to the stock compensation recorded for shares issued in 2013 to Dr. Kubota and concluded that no additional compensation needed to be recorded. The Company believes the increase in fair value from $10.33 per share for the shares issued in February 2013 to the midpoint of the IPO price range was supported by the acceleration of the estimated time to commercialization for the Company’s product candiates, as previously disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The fair value of the May issuance was in exess of the IPO price range and, therefore, has not been addressed in this response.

In light of the foregoing, the Company respectfully submits that the requested discussion would not provide meaningful information to potential investors.

** * * * * *

Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Matthew Karwoski at (206) 389-4555. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes

William L. Hughes

WLH:pv

Enclosures

cc:	Ryo Kubota, Chief Executive Officer
David L. Lowrance, Chief Financial Advisor
Acucela Inc.

Bryan Pitko
James Peklenk
Mary Mast
Securities and Exchange Commission

Stephen M. Graham, Esq.
William L. Hughes, Esq.
Fenwick & West LLP